Exhibit 3.22

AGREEMENT OF MERGER

This Agreement of Merger is made and entered into as of the 29th day of June, 2007 between ZMP, Inc., a California corporation (“ZMP”), and Adams Rite Aerospace, Inc., a California corporation (“Adams Rite”) (herein sometimes collectively called the “Constituent Corporations”).

WHEREAS, the Constituent Corporations desire that ZMP merge with and into Adams Rite (the “Merger”) upon the terms and subject to the conditions herein set forth and in accordance with the laws of the State of California;

WHEREAS, Adams Rite is a wholly-owned subsidiary of ZMP; and

WHEREAS, the Board of Directors of each Constituent Corporation have approved and adopted this Agreement of Merger;

NOW, THEREFORE, the Constituent Corporations do hereby covenant and agree as follows:

1. Merger. Upon the Effective Date (as defined in Section 8 below), ZMP shall be merged with and into Adams Rite, which shall be, and is herein sometimes referred to as, the Surviving Corporation. The Surviving Corporation shall continue to be governed by the laws of the State of California, and the separate corporate existence of ZMP shall cease forthwith upon the Effective Date.

2. Articles of Incorporation and Bylaws. The Articles of Incorporation of Adams Rite and the Bylaws of Adams Rite on the Effective Date shall remain the Articles of Incorporation and the Bylaws of the Surviving Corporation.

3. Shares. On the Effective Date each issued and outstanding share of common stock of ZMP shall be cancelled and each issued and outstanding share of common stock of Adams Rite shall be cancelled. In exchange therefor, new certificates for shares of common stock of Adams Rite shall be issued to the sole shareholder of ZMP immediately prior to the Merger.

4. Directors. The directors of Adams Rite on the Effective Date shall be the directors of the Surviving Corporation and shall hold office until their respective successors shall have been elected and qualified in accordance with the Bylaws of the Surviving Corporation and as otherwise provided by law.

5. Officers. The officers of Adams Rite on the Effective Date shall be the officers of the Surviving Corporation and shall hold office until their respective successors shall have been elected and qualified in accordance with the Bylaws of the Surviving Corporation and as otherwise provided by law.

6. Effects of Merger. The effect of the merger, at the Effective Date, shall be as provided by Section 1107 of the California Corporation Code. Without limiting the generality of the foregoing, and subject thereto, upon the Effective Date, the separate existence of ZMP shall cease, and the Surviving Corporation shall posses all the rights, privileges, immunities, powers, authority and franchises, of a public as well as of a private nature, and the Surviving Corporation shall be subject to all of the restrictions, liabilities, obligations and duties of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts, liabilities and obligations due to each of the Constituent Corporations on whatever account or belonging to any of the Constituent Corporations shall be vested in the Surviving Corporation without further act or deed; and all property, rights, privileges, immunities, powers, authority and franchises, all and every other interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations; and all rights of creditors and all liens upon any property of each of the Constituent Corporations shall not revert or be in any way impaired by reason of this merger, on only the property affected by such liens immediately prior to the Effective Date. Any action or proceeding pending by or against each of the Constituent Corporations at the Effective Date may be prosecuted as if the merger had not taken place, or the Surviving Corporation may be substituted in such corporation’s place.

7. Amendments. Notwithstanding approval of this Agreement by the directors of the Constituent Corporations, the Boards of Directors of the Constituent Corporations may amend this Agreement by written agreement at any time prior to the Effective Date; provided that any such amendment shall not (a) alter the amount or kind of consideration to be received in exchange for shares of capital stock of ZMP, (b) alter any term of the Articles of Incorporation or Bylaws of ZMP or Adams Rite , or (c) alter the terms and conditions of this Agreement if such alteration would adversely affect the holder of capital stock of either Constituent Corporation.

8. Effective Date of Merger. As soon as practicable after this Agreement has been duly adopted by the shareholder of ZMP and Adams Rite , a Certificate of Ownership shall be filed with the California Secretary of State in accordance with the laws of the State of California. The merger of ZMP into Adams Rite  shall become effective on June 30, 2007 (the “Effective Date”).

9. Termination. Notwithstanding approval of this Agreement by the directors and shareholder of the Constituent Corporations, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date by mutual consent of the Boards of Directors of the Constituent Corporations.

10. Miscellaneous. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter. Whenever the context requires, words used in the singular shall be construed to include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine and neuter gender.

IN WITNESS WHEREOF, each of the corporate parties hereto, pursuant to authority duly granted by its board of directors, has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

ZMP, Inc., a California corporation

By:	/s/ Gregory Rufus

Name:	Gregory Rufus

Its:	Treasurer

Adams Rite Aerospace, Inc., a California corporation

By:	/s/ Gregory Rufus

Name:	Gregory Rufus

Its:	Treasurer